UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 4)*


                         TELOS CORPORATION
                         (NAME OF ISSUER)


      12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
                  (TITLE OF CLASS OF SECURITIES)

                         126520   20   4
                          (CUSIP NUMBER)

                         Timothy G. Ewing
                       Fisher Ewing Partners
                         2200 Ross Avenue
                          Suite 4660 West
                       Dallas, Texas  75201
                          (214) 999-1900
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
 AND COMMUNICATIONS)

                         DECEMBER 23, 1996

          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 7 Pages
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CUSIP No. 126520 20 4                                   Page 2 of 7 Pages





1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a) [   ]

                                                            (b) [   ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT    [   ]
    TO ITEMS 2(d) OR 2(e)
    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     714,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [   ]
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%

14.  TYPE OF REPORTING PERSON
     PN

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CUSIP No. 126520 20 4                                      Page 3 of 7 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a) [   ]

                                                            (b) [   ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)
    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    TEXAS

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    714,317

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    714,317

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     714,317

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [   ]
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%

14.  TYPE OF REPORTING PERSON
     PN

CUSIP No. 126520 20 4                                      Page 4 of 7 Pages

                       AMENDMENT NO. 4 TO SCHEDULE 13D

This statement amends ("Amendment No. 4") the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1"), Amendment No. 2 to the Schedule ("Amendment No. 2") and Amendment No. 3 to the Schedule ("Amendment No. 3") filed by Value Partners, Ltd. ("VP") and Fisher Ewing Partners ("FEP") with the Securities and Exchange Commission on November 13, 1995, February 15, 1996, May 13, 1996 and November 6, 1996, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule, in Amendment
No. 1, Amendment No. 2 and Amendment No. 3.   Notwithstanding this Amendment
No. 4, the Schedule and Amendment No. 1, Amendment No. 2 and Amendment No. 3 speak as of their respective dates. The Schedule, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are amended only to the extent set forth below:

     ITEM 4. PURPOSE OF TRANSACTION appearing in the Schedule is deleted in its entirety and replaced with the following:

"ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and FEP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-Q for the quarterly period ended September 30, 1996 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1995 or during fiscal year 1996. Consequently, VP and FEP believe that, pursuant to the terms of the Exchangeable Preferred Stock, there are currently two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors, who may be elected exclusively by the holders of the Exchangeable Preferred Stock and that the holders of the Exchangeable Preferred Stock currently have the right to elect, voting separately as a class, two directors to the Board of Directors of the Issuer at any annual or special meeting of the stockholders of the Issuer held for the purpose of electing directors.

     VP currently intends to exercise these voting rights and, in that
regard, on December 23, 1996 mailed a letter to the Issuer which:   (i)
requested that the Issuer call a special meeting of stockholders to be held on January 31, 1997 to elect the two "Class D" directors which may be elected by holders of the Exchangeable Preferred Stock; (ii) if the special meeting is not called as requested by January 23, 1997, VP, as a 10.0% stockholder has called for a special meeting of the holders of the Exchangeable Preferred Stock to be held on Friday, February 28, 1997 at 2:00 p.m. at the offices of VP's special counsel located at 734 15th Street, N.W., Washington, D.C.
20005 and requested, among other things, that the Company provide to holders of record of the Exchangeable Preferred Stock 30 days written notice of the special meeting; and (iii) nominated two persons, Mr. Julio E. Heurtematte, Jr. and Mr. Malcolm M. B. Sterrett, to run as candidates for the Class D director positions. VP has also requested that the Issuer provide to it the stock books of the Issuer relating to the holders of the Exchangeable Preferred Stock.

     VP currently intends to do one or more of the following: (i) vote its shares of the Exchangeable Preferred Stock in favor of one or more of its (or other) nominees for the Class D director positions; (ii) enter into discussions with the Issuer with respect to its rights as a holder of the Exchangeable Preferred Stock; (iii) take such other action, in its sole discretion, to facilitate the above, including contacting other holders of the Exchangeable Preferred Stock and possibly, the solicitation of proxies in favor of VP's or another person's nominees; (iv) seek judicial enforcement of its legal rights as a stockholder of the Issuer, if necessary, in VP's discretion; (v) exercise any or all rights available to holders of the Exchangeable Preferred Stock; or (vi) take any other action it may deem to be appropriate and in its interest as a holder of the Exchangeable Preferred Stock which may or may not be consistent with the above.

     In the future, VP or FEP may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer), or VP or FEP may determine to sell shares of the Exchangeable
Preferred Stock.   Any such determination will depend upon a number of
factors, including market prices, the Issuer's prospects and alternative investments.

     While VP and FEP intend to exercise their rights as stockholders, except as set forth above, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - Letter from VP to Issuer
          dated December 23, 1996.

CUSIP No. 126520 20 4                                       Page 5 of 7 Pages


                             SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.



By:  Fisher Ewing Partners,
         its General Partner


     /S/  TIMOTHY G. EWING
     ---------------------
     Timothy G. Ewing, Partner


Date:  December 23, 1996




FISHER EWING PARTNERS


By:    /S/ TIMOTHY G. EWING
       --------------------
       Timothy G. Ewing, Partner

Date:  December 23, 1996

CUSIP No. 126520 20 4                                       Page 6 of 7 Pages


                              EXHIBIT A


                      Letter from VP to Issuer
                       dated December 23, 1996